[Transamerica Company Letterhead]

August 30, 2010

VIA EDGAR CORRESPONDENCE FILING

Attn.: Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Transamerica Life Insurance Company: Cost of Insurance Charge Disclosure

Dear Mr. Ruckman:

In our pre-effective amendment for Transamerica Separate Account R3 (File Nos. 333-166119/ 811-22407), dated July 30, 2010, we revised the prospectus disclosure as requested to clarify that the primary factors that determine current cost of insurance rates are the age, gender and underwriting class of the insured, and policy duration. This letter is in response to oral comments on that pre-effective amendment filing requesting further explanation of the factors influencing the cost of insurance.1  For the reasons set forth below, we believe that the current disclosure (listing the primary factors that determine current cost of insurance rates) (a) satisfies the Form N-6 disclosure requirements for presenting charges generally, and cost of insurance charges in particular, (b) provides policy owners with more information about how the current cost of insurance charge is determined than is provided for other charges assessed under the policy and than is provided for variable insurance product charges generally, and (c) provides all material information and does not omit anything necessary to make the statements made, not misleading.

For all charges under the policy, including the cost of insurance (COI) charge, the prospectus discloses the current and (if applicable) the guaranteed maximum charge that may be deducted.  Because the cost of insurance charge depends on individual policy owner characteristics, the prospectus further provides the charge for a representative insured and, in keeping with the Instruction 3(b) of Form N-6, provides additional disclosure regarding the factors that affect that cost of insurance charge.  We respectfully submit that, in this way, disclosing the primary factors that determine cost of insurance rates provides an explanation of how the cost of insurance rate is determined within these prescribed ranges that is not provided for other charges.

We note that the policy form for the variable life insurance contract funded through Transamerica Separate Account R3 describes the current cost of insurance rates as determined not only by the "mortality components" disclosed in the prospectus (i.e., the insured’s age, sex, underwriting class, and policy duration), but also by factors that reflect "future anticipated or emerging mortality, persistency, and expense experience."  We respectfully submit that even attempting to disclose specifically "all the factors by which the cost of insurance may vary," as you requested in your comments on the initial filing for Transamerica Separate Account R3, would result in a very lengthy list of factors that would not give

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1  Telephone conversation between Craig Ruckman, Esq., U.S. Securities and Exchange Commission, and Karen J. Epp, Esq., Transamerica Life Insurance Company (August 26, 2010).

Mr. Craig Ruckman
U.S. Securities and Exchange Commission
August 30, 2010

policy owners any sense of the importance of those factors to the determination (of COI).  Moreover, any such listing would have to include numerous factors that may have only a remote chance of actually being considered, and/or may have only a very minimal impact, if any, on the COI charge.  In addition, the policy is, designed to remain in effect for many many years; it is impossible to accurately predict (and therefore list) today all of the specific factors that may (or may not) be relevant two, twenty, forty, or more years from now. By using qualifying language to describe the primary factors used in determining the current cost of insurance charge, we are attempting to balance information provided to investors to help them understand the charge versus providing a lengthy listing of factors that might affect the calculation of that charge, regardless of how minor.

As indicated above, in accordance with Form N-6, the prospectus discloses the current and maximum levels for the COI charge, and discloses that Transamerica Life Insurance Company ("Transamerica Life") may raise the charge (within the limit specified—i.e., only up to the maximum guaranteed charge).  Disclosure of charges in this manner is very very common in prospectuses for variable insurance products, and is perhaps best epitomized by the common prospectus disclosure of the range of the charge (between current and guaranteed maximum) for guaranteed living benefit riders in variable annuity contracts.  In that case, however, there typically is very little (if any) additional disclosure of the factors that the insurance company may consider in setting current rates in the future; the disclosure is simply that the charge can increase up to the maximum.  Here, however, regarding the COI charge, Transamerica Life not only discloses that the COI charge can increase (but only up to the maximum), but also provides all of the material information that it has regarding the types of factors that it believes will be the most relevant (primary) in the future in increasing (or reducing) the charge.

Moreover, it must be kept in mind that the "current" charges that will be in effect decades from now will be set by currently unknown individuals in currently unknown circumstances. We submit that it would simply be false and misleading to claim (and to disclose) that we can currently predict, with a sufficient degree of confidence, all of the specific factors that may be deemed material decades in the future.  Indeed, the truly material facts are (a) that the COI charge can increase, and (b) but it cannot exceed the maximum guaranteed charge.  This information is disclosed.2

We also note that in recent litigation, plaintiffs have brought claims against insurance companies, asserting liability on the theory that the cost of insurance charge should be based solely on "mortality components" (such as age, gender and underwriting class), and cannot reflect other factors that are not specifically described in the "formulas" for calculating that charge that are presented in the policy forms for the life insurance policies.  (See, e.g.,  Class Action Complaint, Meidenbauer v. Nationwide Life Ins. Co., Case No. 1:2010cv00409 (W.D.N.Y. 2010), Class Action Complaint, Thao v. Midland Nat'l Life Ins. Co, Case No. 2:2009cv01158 (E.D.Wis. 2009).)  We respectfully submit that by using qualifying language to describe how the COI charge is determined, we are conforming the prospectus disclosure to the terms of the policy form, fully disclosing all material information that is currently known, and conveying to policy owners that the current COI charge is based largely, but not solely, on the listed "mortality components."

For the reasons, and given all of the considerations, discussed above, the current COI disclosure is the best that is possible and meets or exceeds all applicable standards.

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1  The fact that the COI charge can increase is certainly far more material than why it may increase (or decrease).  Any list of all potentially applicable factors would be lengthy, yet necessarily incomplete, would include technical factors (to be provided by actuaries), would be confusing to investors, and even then must of necessity be qualified.  This would clearly not be helpful to investors.

Mr. Craig Ruckman
U.S. Securities and Exchange Commission
August 30, 2010

If you have any further questions concerning this matter, please do not hesitate to call the undersigned at (319) 355-6115.

Very truly yours,

/s/Karen J. Epp
Karen J. Epp

cc:        Frederick R. Bellamy, Esq.
Patrice M. Pitts, Esq.